Exhibit 99.13

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (as amended, modified or supplemented from time to time, this “Agreement”), is made and entered into as of December 22, 2015, by and between JBS USA Holdings, Inc. a corporation organized and existing under the laws of the State of Delaware (the “Contributor”) and JBS Wisconsin Properties, LLC, a Wisconsin limited liability company (the “Recipient”).

W I T N E S S E T H:

WHEREAS, the Recipient is a wholly-owned subsidiary of the Contributor; and

WHEREAS, based on the resolutions adopted by the board of directors of the Contributor and the sole member of the Recipient and in connection with the global realignment being undertaken by JBS S.A., the parent of Contributor, that will directly or indirectly benefit the Contributor and the Recipient, the Contributor desires to contribute to the Recipient all of its equity interests in: (1) Pilgrim’s Pride Corporation, a Delaware corporation, (2) Bertin USA Corporation, an Illinois corporation, (3) JBS USA Promontory Holdings I, LLC, a Colorado limited liability company, (4) JBS USA Promontory Holdings II, LLC, a Colorado limited liability company and (5) JBS USA Leather, Inc., a Delaware corporation (the “Contributed Assets”).

NOW THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, the parties hereto agree as follows:

1. Contribution. The Contributor hereby irrevocably and unconditionally assigns, conveys, transfers, contributes and delivers to the Recipient the Contributed Assets. The Contribution shall be effective on the date hereof. The Recipient hereby accepts such contribution.

2. Benefit of Agreement. This Agreement shall be binding upon the Contributor, the Recipient and their respective successors and assigns.

3. Amendments; Waivers. This Agreement may not be modified or amended or waived in whole or in part except by an instrument or instruments in writing signed by each of the parties hereto. The waiver by such party of a breach or obligation of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach or obligation.

4. Further Assurances. Each of the parties hereto agrees that it will take such actions and execute such additional documents as may be reasonably requested by the other party hereto in order to effectuate more fully the purposes and intent of this Agreement.

5. Governing Law. This Agreement is to be governed by and construed in accordance with the laws of the state of Delaware.

6. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

JBS USA HOLDINGS, INC.,
as Contributor

By:	/s/ Kiersten Sommers

Name: Kiersten Sommers
Title: Secretary

JBS WISCONSIN PROPERTIES, LLC, as Recipient

By:	/s/ Kiersten Sommers

Name: Kiersten Sommers
Title: Secretary

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